PB

RECEIVED FEB 27 2006 SEC/MAIL PROCESSING SECTION 192 WASH, D.C.

SECURITIES AND EXCHANGE COMMISSION

06003542

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

N/C 2/28

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities, ~~Inc.~~ Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 S. Boston Ave, STE 500
(No. and Street)

Tulsa	OK	74103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aron Spears 918-585-8150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cross & Robinson
(Name – *if individual, state last, first, middle name*)

4200 E. Skelly Drive, STE 560	Tulsa	OK	74135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beverly Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Beverly Young
Signature

President
Title

NOTARY PUBLIC

Deanna T. Whitney
Notary Public
Commission # 02.064606 EXPIRES 3/30/2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Baytide Securities Corporation

Financial Statements
For the Years Ended
December 31, 2005 and 2004

and

Independent Auditor's Report

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Table of Contents

Russell D. Robinson, CPA
Charles L. Tefertiller, CPA
Norman C. Cross, Jr., CPA 1926-1985

Cross & Robinson

ACCOUNTANTS AND AUDITORS

Richmond Plaza
4200 East Skelly Drive, Suite 560
Tulsa, Oklahoma 74135
Phone: 918 492-8800
Fax: 918 492-8808
www.crossandrobinson.com

Independent Auditor's Report

To the Directors and Stockholders of
Baytide Securities Corporation
Tulsa, Oklahoma

We have audited the balance sheet of Baytide Securities Corporation (an Oklahoma corporation and wholly-owned subsidiary of Baytide Petroleum, Inc.) as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Baytide Securities Corporation as of December 31, 2004, were audited by other auditors whose report dated March 21, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with those accounting principles generally accepted in the United States of America.

As required by Rule 17a-5 of the Securities Exchange Act of 1934, we have also issued our report dated February 17, 2006 on our consideration of the Company's internal accounting controls. That report should be read in conjunction with this report in considering the results of the audit.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary information on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CROSS AND ROBINSON

Cross and Robinson

Certified Public Accountants

Tulsa, Oklahoma
February 17, 2006

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Balance Sheets
December 31, 2005 and 2004

ASSETS

	2005	2004
Current Assets		
Cash and cash equivalents	$ 11,607	$ 16,093
Marketable securities, at fair value - Note 3	43,041	15,408
Total Assets	$ 54,648	$ 31,501

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current Liabilities		
Accounts payable	$ -	$ -
Stockholder's Equity		
Common stock	11,000	11,000
Paid-in capital	103,160	101,160
Accumulated other comprehensive income	26,616	(3,492)
Retained earnings	(86,128)	(77,167)
Total Stockholder's Equity	54,648	31,501
Total Liabilities and Stockholder's Equity	$ 54,648	$ 31,501

Accompanying notes are an integral part of the financial statements.

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Statements of Operations
For the Years Ended December 31, 2005 and 2004

		2005		2004
Revenues	$	-	$	-
General and Administrative Expenses		737		969
Filing and Other Fees		3,606		1,995
Professional Services		2,308		675
Operating Loss		(6,651)		(3,639)
Other Income (Expenses)				
Interest income		164		92
Realized loss on securities		(2,475)		-
Net Income (Loss)		(8,961)		(3,547)
Other Comprehensive Income				
Unrealized gain on securities, net of tax		30,108		768
Total Comprehensive Income (Loss)	$	21,147	$	(2,779)

Accompanying notes are an integral part of the financial statements.

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Statement of Stockholder's Equity
For the Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance, December 31, 2003	11,000	$ 11,000	$ 94,160	$ (73,620)	$ (4,260)	$ 27,280
Net loss	-	-	-	(3,547)	-	(3,547)
Unrealized gains on securities	-	-	-	-	768	768
Capital contributions from parent	-	-	7,000	-	-	7,000
Balance, December 31, 2004	11,000	11,000	101,160	(77,167)	(3,492)	31,501
Net loss	-	-	-	(8,961)	-	(8,961)
Unrealized gains on securities	-	-	-	-	30,108	30,108
Capital contributions from parent	-	-	2,000	-	-	2,000
Balance, December 31, 2005	11,000	$ 11,000	$ 103,160	$ (86,128)	$ 26,616	$ 54,648

Accompanying notes are an integral part of the financial statements.

Baytide Securities Corporation
(A Wholly-Owned Subsidiary of Baytide Petroleum, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows From Operating Activities:		
Interest received	$ 164	$ 92
Cash paid to suppliers and employees	(6,651)	(3,639)
Net Cash Used by Operating Activities	(6,486)	(3,547)
Net Cash Used by Financing Activities:		
Capital contributions from parent company	2,000	7,000
Net Cash Provided	(4,486)	3,453
Cash at Beginning of Year	16,093	12,640
Cash at End of Year	$ 11,607	$ 16,093

	2005	2004
Reconciliation of Net Loss to Net Cash Used by Operating Activities:		
Net income	$ (8,961)	$ (3,547)
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized loss on securities	2,475	-
Net Cash Used by Operating Activities	$ (6,486)	$ (3,547)

Accompanying notes are an integral part of the financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Description of Business

Baytide Securities Corporation (referred to herein as the "Company") was organized January 7, 1980 under the laws of the State of Oklahoma and began operations in 1981. The Company is engaged in the sale of limited partnership interest, principally in partnerships in which Baytide Petroleum, Inc. (the Parent) acts as general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. The Company has not had any significant operating activity since 1987.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions

The Company receives sales commissions, which are based upon a percentage of the total unit value of partnership interests it has sold. Commissions earned are recognized as revenue as limited partner capital contributions are received by the program sponsor, generally upon the closing of the program. The Company did not recognize any commission revenues in 2005 or 2004.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Temporary differences are attributable to unrealized gains and losses on marketable securities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Debt and Equity Securities," securities are classified into three categories: held-to-maturity, available-for-sale, and trading.

- Debt securities classified as **held-to-maturity**, which are those the company has the positive intent and ability to hold to maturity, are reported at amortized cost.

- Securities classified as **available-for-sale** may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Available-for-sale securities are reported at fair value and include securities not classified as held-to-maturity or trading.

- **Trading securities** are those held principally for the purpose of selling in the near future and are carried at fair value.

The company's portfolio currently consists solely of available-for-sale securities, which are carried at fair value, based on the quoted market prices at December 31, 2005 and 2004.

Unrealized holding gains and losses for available-for-sale securities are reported, net of any income tax effect, as other comprehensive income. Realized gains and losses are reported in earnings based on the adjusted cost of the specific security sold.

Comprehensive Income

The Company follows the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." SFAS 130 governs the financial statement presentation of changes in shareholder's equity resulting from non-owner sources. Accumulated other comprehensive income, as reported in the accompanying balance sheet represents unrealized gains or losses on available-for-sale securities.

Statements of Cash Flows

The Statements of Cash Flows for the years ended December 31, 2005 and 2004, are presented based on the provisions of Statement of Accounting Standards No. 95, "Statement of Cash Flows." For purposes of reporting cash flows, cash and cash equivalents include cash in banks and certificates of deposits.

Note 1 - Summary of Significant Accounting Policies (Continued)

Changes in Financial Statement Presentation

The presentation of certain items on the prior year financial statements has been changed to conform to current year presentation. These changes relate primarily to classifications on the statement of operations in accordance with the provisions of SFAS No. 130 "Reporting Comprehensive Income."

Note 2 - Marketable Securities—Available-for-Sale

Cost and fair value of marketable securities as of December 31, 2005 and 2004 are reflected below. Unrealized gains are reflected as a component of stockholders' equity.

	2005	2004
Common equity securities:		
Market value	$ 43,041	$ 15,408
Cost	16,425	18,900
Unrealized gain (loss)	$ 26,616	$ (3,492)

Unrealized gains on marketable securities for the years ended December 31, 2005 and 2004 amounted to $30,108 and 768, respectively.

Included in marketable securities at December 31, 2005 are common stock warrants with an estimated fair value of $825. These warrants will expire on June 27, 2006. Realized losses in 2005 of $2,475 represent the expiration of unexercised warrant certificates.

Note 3 - Related Party Transactions

The Company shares office facilities and personnel with its Parent. No allocation of expenses for shared office facilities, personnel and general office administration was made in 2005 and 2004, as any such allocation is considered immaterial to the financial statements.

Note 4 - Minimum Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined. At December 31, 2005 and 2004, the Company had sufficient net capital to meet the requirements of the Rule.

Note 5 - Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax asset:		
Net operating loss carryforward	$ 12,113	$ 11,236
Unrealized loss on securities	-	698
Valuation allowance	(6,790)	(11,934)
	5,323	-
Deferred tax liabilities:		
Unrealized gain on securities:	5,323	-
Net deferred tax asset / (liability)	$ -	$ -
Net increase (decrease) in valuation allowance	$ (5,144)	$ (586)

Deferred taxes reflect a combined federal and state tax rate of approximately 20%. A reconciliation between the amount of federal and state income taxes, based on these tax rates, and the effective amount of income taxes charged to operations is as follows:

	2005	2004
Statutory federal income taxes (refund)	$ (1,793)	$ (709)
Book-to-tax differences:		
Unrealized gain on securities	6,022	154
Loss carryforwards expired	915	1,142
Valuation allowance	(5,144)	(587)
Effective income taxes (provision)	$ -	$ -

The Company has net operating losses carryforwards of approximately $60,563 at December 31, 2005, which may be used to offset future taxable income. These loss carryforwards will begin expiring in 2006.

As of December 31, 2005, the Company had a net deferred tax asset of $6,789. A valuation allowance has been recognized to fully offset this asset due to the uncertainty of realizing the future benefit. The Company continually reviews the adequacy of the allowance and will recognize the tax benefits of these assets only as assessment indicates that it is more likely than not that the benefits will be realized.

Russell D. Robinson, CPA
Charles L. Tefertiller, CPA
Norman C. Cross, Jr., CPA 1926-1985

Cross & Robinson
ACCOUNTANTS AND AUDITORS

Richmond Plaza
4200 East Skelly Drive, Suite 560
Tulsa, Oklahoma 74135
Phone: 918 492-8800
Fax: 918 492-8808
www.crossandrobinson.com

Independent Auditor's Report on Supplemental Information

To the Directors and Stockholders of
Baytide Securities Corporation
Tulsa, Oklahoma

The primary purpose of our audit was to formulate an opinion on the financial statements of Baytide Securities Corporation (a wholly-owned subsidiary of Baytide Petroleum, Inc.) as of December 31, 2005. The accompanying additional financial information, while not considered necessary for a fair presentation of financial position and results of operations, is presented for supplementary analysis purposes. Our audit of the financial statements for the year ended December 31, 2005 was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records from which the additional financial information was compiled and such other procedures as we considered necessary under the circumstances.

In our opinion, such additional financial information is presented fairly, in all material respects, in relation to the financial statements of Baytide Securities Corporation for the year ended December 31, 2005.

CROSS AND ROBINSON
Cross and Robinson
Certified Public Accountants

Tulsa, Oklahoma
February 17, 2006

Baytide Securities Corporation
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors For the Years Ended December 31, 2005 and 2004

	2005	2004
Subordinated Liabilities	$ -	$ -

Accompanying notes are an integral part of the financial statements.

Baytide Securities Corporation
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

For the Years Ended December 31, 2005 and 2004

	2005	2004
Net Capital		
Total stockholders' equity qualified for net capital	$ 54,648	$ 31,501
Add: Allowable subordinated liabilities	-	-
Less: Nonallowable assets	(3,300)	(7,224)
Net Capital	51,348	24,277
Net Capital Requirement - Note B	5,000	5,000
Net Capital in Excess of Requirement	$ 46,348	$ 19,277
Computation of Basic Net Capital Requirement		
Minimum net capital requirement, based on: 6-2/3% of aggregate indebtedness	$ -	$ -
Minimum net capital requirement, per Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement = the greater of 6-2/3% of aggregate indebtedness or $5,000	$ 5,000	$ 5,000
Aggregate Indebtedness		
Total aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	N/A	N/A
Percentage of debt to debt-equity	N/A	N/A

Baytide Securities Corporation
(A Majority-Owned Subsidiary of Baytide Petroleum, Inc.)

Schedule II
Reconciliation of Net Capital with the Company's Computation
(Included in Part IIA of Form X-17A-5)

For the Years Ended December 31, 2005 and 2004

	2005	2004
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 51,348	$ 24,277
Reduction in payable to non-customers	-	-
Net increase in non-allowable assets	-	-
Adjustment for memorialization of issuance stock certificates	-	-
Adjustment for accounts payable not recorded at year end	-	-
Adjustments to paid-in capital:		
Checks held for deposit representing contributed capital which were void as of year end	-	-
Portion of paid-in capital reclassified as advance from issuer or loan from shareholder	-	-
Net audit adjustments affecting retained earnings	-	-
Net Capital	$ 51,348	$ 24,277

Notes to Supplemental Information
December 31, 2005 and 2004

Note A - Exemption from Rule 15c3-3

Baytide Securities Corporation is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, based on Section (k)(2)(i) of the rule whereas the Company carries no margin accounts; the Company promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer; the Company does not otherwise hold funds or securities for or owe money or securities to, customers and effectuates all financial transactions between the broker their customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of the Customer.

Note B - Minimum Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined. At December 31, 2005 and 2004, the Company had sufficient net capital to meet the requirements of the Rule.

Russell D. Robinson, CPA
Charles L. Tefertiller, CPA
Norman C. Cross, Jr., CPA 1926-1985

Cross & Robinson

ACCOUNTANTS AND AUDITORS

Richmond Plaza
4200 East Skelly Drive, Suite 560
Tulsa, Oklahoma 74135
Phone: 918 492-8800
Fax: 918 492-8808
www.crossandrobinson.com

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Directors and Stockholders of
Baytide Securities Corporation
Tulsa, Oklahoma

We have audited the financial statements of Baytide Securities Corporation for the year ended December 31, 2005, and have issued our report thereon dated February 17, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by Baytide Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11), and (ii) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' aforementioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Baytide Securities Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

CROSS AND ROBINSON

Cross and Robinson

Certified Public Accountants

Tulsa, Oklahoma
February 17, 2006